SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registry No. 1431 - 1

SUMMARY OF THE ONE HUNDRED AND NINETY-SEVENTH

EXTRAORDINARY SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE AND TIME: June 28, 2018 - 9h30. 3. CALL NOTICE: Notice published in the “Diário Oficial do Estado do Paraná” and in the “Folha de Londrina”. 4. “QUORUM”: represent 88.41% (eighty-eight points and forty-one hundredths) of the voting capital entitled to vote. 5. PRESIDING BOARD: SÉRGIO LUIZ BEGGIATO JUNIOR - Chairman; MAURICIO SCHULMAN - Chairman of the Board of Directors; and DENISE TEIXEIRA GOMES - Secretary. 6. RESOLUTIONS: 197th EXTRAORDINARY SHAREHOLDERS' MEETING:

ITEM 1 – The proposal to amend the Company’s Bylaws, as per the terms registered in the full minutes of this Shareholders’ Meeting, in which the said Bylaws were consolidated, was approved by the majority of the voting capital;

ITEM 2 –  Mr. Jonel Nazareno Iurk, was elected by the majority of the voting capital for the position of member of the Board of Directors of the Company, as Executive Secretary, for the 2017-2019 term of office.

SIGNATURES: SÉRGIO LUIZ BEGGIATO JUNIOR - Representative of the State of Paraná and Chairman of the Shareholders’ Meeting; MAURICIO SCHULMAN - Chairman of the Board of Directors of Copel; and DENISE TEIXEIRA GOMES - Secretary. The signatures of the attending shareholders were omitted, as per the authorization recorded in the minutes of the Meeting.

The full text of the Minutes of the 197th Extraordinary Shareholders’ Meeting was drawn up at pages 061 to 080 of the Company’s own book nr. 11, of Companhia Paranaense de Energia - Copel.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date June 28, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.